INVEST IN **KOIOS MEDICAL, INC.**

MedTech AI Detecting Cancer. Newsweek "World's Best Digital Health Company". GE & Philips Partner.



koios
SmartUltrasound™
The world's first FDA-cleared AI for ultrasound diagnostics
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Summary
Suspicious
Save to PACS
Not Suspicious
No FNA

koiosmedical.com New York, NY

Technology B2B Healthcare AI VC-Backed

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

1. Global Traction Accelerating. Triple Digit Adoption Trajectory.

2. FDA-Cleared, Reimbursement Eligible, Multi-indication for Ultrasound + AI; One-of-A-Kind Solution.

3. Named A "World's Best Digital Health Company" by

Newsweek in 2024

4. Led by Team of Pioneers in Radiology + AI from Yale, UPenn, RadNet, iCAD, Intelerad, GE & Siemens

5. 1,000+ Hospitals Across 30+ Countries Use Koios Software. Achieve Superhuman Accuracy, Often 98%+

6. Trusted by Mass General, Mayo, Yale, Cleveland Clinic, Mt. Sinai, Sloan Kettering, SimonMed & more.

7. $2B+ Global Market Opportunity in Cancer Diagnostics. Poised to Become Ultrasound Standard of Care.

8. Capital Efficient; <$38*M Raised from Physicians & Leading VC Healthcare Conglomerate Mitsui & Co.

Featured Investors

Kingscrowd Capital Follow Invested $70,000

"There are several reasons we are excited about Koios Medical. Firstly, the issue of false-positive breast biopsies is an incredibly traumatic experience for patients and is far too common in today's medical landscape. Even more frightening is that there are over 130,000 missed breast cancer diagnoses per year. Today, diagnosing breast and thyroid cancer through ultrasound images is a challenging task, often not performed as well or efficiently as it should be considering available technology...."

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View Investment Memo

Bespoke Limited Ventures Follow Invested $415,000

Peter Billmeyer, CEO, Co-Founder

"Koios Medical continues to be the "moonshot" we believe in the early days it would become. We continue to invest, supporting the company that has only begun to scratch the surface on this massive growth story. The AI everyone is talking about today it what the team at Koios Medical has been doing and refining for years. It is fun to be involved with this game changing technology making a positive impact in lives around the world, daily."



Teddy Lyons
Syndicate Lead

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Invested $70,000

"There are several reasons we are excited about Koios Medical. Firstly, the issue of false-positive breast biopsies is an incredibly traumatic experience for patients and is far too common in today's medical landscape. Even more frightening is that there are over 130,000 missed breast cancer diagnoses per year. Today, diagnosing breast and thyroid cancer through ultrasound images is a challenging task, often not performed as well or efficiently as it should be considering available technology. Is essentially complete guesswork from doctors.

Koios is a first-mover to incorporate Artificial Intelligence into the cancer diagnosis process. Koios has a massive database (2M+) of images, many of which are confirmed cancer cases. Clinicians can now compare new patient images against this database to provide far more accurate diagnoses for cancer patients. This is a massive step forward for the medical community, that is notoriously resistant to novel technologies. With no competitors, Koios is already in 500+ hospitals and outpatient clinics like Mount Sinai, Massachusetts General Hospital and Yale Hospital.

Overall, we are very excited about Koios Medical's growth prospects and particularly impressed with its execution in gaining considerable traction with some of the world's most well-known distributors. At its current valuation, we believe this is a great entry point for KC Capital, and we are excited to join Koios Medical on its journey to revolutionizing cancer diagnoses with artificial intelligence."

Other investors include Mitsui & Co. Notable & 420 more

Team



Chad McClennan President & CEO

Leader of the company, inspired to make an impact in the lives of physicians, patients, families and society. Previous co-founder of medical software company sold to Stryker. Advised healthcare, technology companies Humana, Chapters Health System, others.

koiosmedical.com



Graham Anderson Chief Financial & Administrative Officer

Experienced in finance across verticals including healthcare, IT services and consumer products. Former VC turned operator helping guide our company and serve our shareholders.



Ajit Jairaj Vice President - R&D

Initially designed face recognition for the US DoD and pivoted into analyzing suspicious ultrasound exams and now oversees the brilliant Koios Medical research and development engineers.



Jon Robinson Vice President - Software Product

Two decades of experience designing, delivering, and supporting radiology software products to the largest radiology providers globally.



Omar Partida Chief Development Officer

Established national breast cancer screening programs across the Gulf region, introducing and implementing innovative radiology technologies. Coordinates Koios' efforts across our growing network of channel partners.



Bill Hulbert VP Software Development

Building great software! Oversees and manages all layers of Koios application development to ensure quality, secure and

reliable solutions for Koios customers.



Joanie Collins Clinical Applications, Enablement & Engagement Specialist

Registered Diagnostic Medical Sonographer/Ultrasound Technologist responsible for proper training of customers to improve sensitivity and specificity in proper categorization of lesions/nodules to increase diagnostic accuracy.



Robin Allman Customer Enablement & Clinical Strategy Leader

Registered Technologist in Radiography with certifications in Mammography and Breast Sonography who transforms customer experiences into measurable outcomes by aligning strategic engagement with deep empathy, product expertise, and operational insight.

Medical AI Delivers Better Outcomes with a Compelling ROI to Customers. Poised to Become Standard of Care.

Why Koios Medical?


koios®
We put the AI in Ultrasound

Simple: Doctors using Koios Medical's AI powered software catch more cancers earlier, before it's too late; while simultaneously avoiding stressful, painful, costly overtreatment. Commercial payers have taken notice, incentivizing adoption and contributing to triple digit company growth.

Few moments are more devastating than a cancer diagnosis, except when learning it was missed the first time. Koios detects cancers early, when they are often invisible to humans, using the world's leading FDA-cleared AI powered software as a medical device (SaMD) for ultrasound cancer diagnostics.

Physicians using Koios DS also avoid up to 60% of today's "false positives". Precision medicine powered by AI. Koios detects both suspicious and benign tissues extremely accurately. Peace of mind, anxiety gone, no discomfort or expense associated with biopsies that prove "negative, no trouble found."

Koios DS software is already saving the healthcare system millions. Commercial insurance companies reimburse providers for the use of this innovative software, encouraging expanded and accelerated adoption.

The Koios value proposition packs another powerful component. Time. Diagnostic workflows are dramatically streamlined giving back precious time to overworked and scarce critical resources: Physicians and Sonographers. Ultrasound exams and interpretations are time consuming and complex, experiencing high degrees of variability in interpretation. With efficiency focused AI, Koios customers experience 30% efficient gains. One more patient per hour, eight more patients per day. Benefits add up quickly.

Koios DS software delivers a nearly instantaneous return on investment (ROI).

Our patented SmartUltrasound™ is trusted in 1,000+ hospitals and clinics across 30+ countries, diagnosing breast and thyroid cancer for many of the world's top institutions — including Mayo Clinic, Mount Sinai, Northwestern, Memorial Sloan Kettering, Georgetown Medstar, Sutter Health, Mass General Brigham, and many more.

Named one of Newsweek's Best-Rated AI Technologies in Healthcare, Koios is backed by Mitsui & Co. and partnering with

Healthcare, Koios is backed by Mitsui & Co. and partnering with global leaders GE Healthcare, Philips, and Change Healthcare.

MAYO CLINIC | Mount Sinai

Mass General Brigham | Memorial Sloan Kettering Cancer Center

In partnership with:

GE HealthCare | PHILIPS | MITSUI & CO.,LTD.

With FDA clearance, insurance reimbursement, and profitability on the horizon, Koios stands at the forefront of a $2+ billion global market redefining ultrasound and medical imaging AI.

Our mission is clear & purposeful: Empower physicians with the best possible solutions to improve diagnostic accuracy, to provide healthcare at a lower cost, and to achieve better outcomes. Simply put, we enable physicians around the world to Be Koios Confident™.

Hundreds of thousands of cancers are missed each year

Ultrasound is one of the most widely used imaging modalities in medicine; the safest, but also the least reliable.

99%

five-year survival rate when cancer is found early

50%

five-year survival rate when cancer is found late



**Stats for breast cancer.*

Every year, 1 in 6 cancers are missed on ultrasound because ultrasound accuracy depends on the human eye, which has limits. Even the best-trained physicians interpret the same image differently, and some even disagree with themselves, later changing their diagnosis.


Even the best-trained physicians interpret the same image differently
Radiologists with comparable training and experience disagreed with each other's diagnosis
36%
Physicians changed their own initial diagnosis when presented with the same case a month later
20%



Data above comes from internal studies and research performed by Koios


Breast cancer:
Roughly 2.3 million people are diagnosed worldwide each year, making it the most commonly diagnosed cancer globally.




Thyroid cancer:
Around 800,000 people are diagnosed worldwide each year, with incidence rising fastest among younger adults, particularly women.



(WHO, World Cancer Research Fund)

Meanwhile, the strain on our healthcare system is growing. The global shortage of radiologists is leaving hospitals overwhelmed,

with doctors forced to read faster with fewer resources. Even after exams are completed, doctors often feel uncertain, leading patients to undergo painful, costly biopsies that prove unnecessary.

80%

of breast biopsies are negative or benign

95%

of thyroid biopsies come back negative or inconclusive

Across every demographic, economic and racial disparities widen the gaps in diagnosis and quality care. The result is a systemic problem in medical imaging that is inconsistent, inefficient, and dangerously dependent on human variability.

Medicine is only as good as its ability to see clearly. Right now, ultrasound exams being read without Koios are still being read in the dark.

The world's leading FDA-cleared AI for ultrasound diagnostics with *99% accuracy*

At Koios Medical, we are transforming how physicians detect and diagnose cancer. Our patented, FDA-cleared SmartUltrasound™ is the world's most widely adopted computer vision AI solution for ultrasound cancer diagnostics.


Available on GE & Philips scanners
We're with you from imaging to reporting.


AI on scanner
Seamless integration
One-click analysis
POCUS Compatible
Works in your workflow

Ultrasound remains one of the most commonly used diagnostic tools in medicine — safe, accessible, and noninvasive — but its images can be complex and often difficult to interpret. Our SmartUltrasound™ applies advanced computer vision AI to every pixel, every frame, translating uncertainty into insight.

Today, SmartUltrasound™ is FDA-cleared and clinically proven for breast and thyroid cancer detection and diagnosis, two of the most frequently occurring cancers worldwide.

Koios DS analyzes millions of microscopic details invisible to the human eye and instantly determines whether tissue looks safe, benign, suspicious, or malignant, giving doctors an objective, data-driven assessment in seconds.


koios
Highly Suspicious
FNA
Thyroid features
Diagnose nodules more quickly and accurately.
Aligns to TI-RADS or ATA
Auto-populates descriptors
Fine-tune risk level with AI adapter
Export directly to reporting software


koios
Probably Malignant
Irregular
Parallel
Breast features
Quick, intuitive and easy to use.
AI independent classification
Aligns to BI-RADS
Analyzes in seconds
Export directly to reporting software

Our AI is trained on millions of biopsy-confirmed images — what medicine calls "ground truth" — representing the collective knowledge of thousands of physicians and pathologists combined into a software that is able to fully automate a clinical

interpretation and report.

SmartUltrasound™ does not guess, it recognizes. It identifies patterns invisible to the human eye that have already been proven in clinical reality, connecting what's seen on screen to what's been verified in the lab.

> Koios' technology is built on a proven computer vision platform originally engineered by its founders for national defense — the same pattern recognition once used to identify faces now repurposed to identify cancer.

SmartUltrasound™ integrates seamlessly into the systems physicians already use today. Available directly on GE Healthcare scanners, integrated with Philips images, and within all major image storage and hospital reporting systems.

With a single click, Koios AI runs silently in the background, interpreting images, aligning results with breast and thyroid imaging, reporting, and data systems (BI-RAD/TI-RAD), to prepare a structured report that elevates every exam with the confidence of consistency.



SmartUltrasound™
Breast ultrasound workflow optimization.
Improves early cancer detection
Reduces false positives
Increases productivity
Optimizes clinical workflow
Reduces physician burnout
Enables a better patient experience
Delivers measurable returns on investment
Eliminates care disparities
Reimbursable (0690T)
GE HealthCare
Breast Assistant
powered by Koios

In early 2026, all GE LOGIQ series scanners will ship from the factory pre-loaded with Koios DS software, available to customers across the globe.

You wouldn't write without spell check. You wouldn't drive without GPS. And soon, we believe you won't get an ultrasound without Koios.

Koios is rapidly becoming the new standard of care.

Our clinically-proven AI makes everyone *faster and better*

Koios AI makes already brilliant physicians superhuman. Increased accuracy saves time and avoids overtreatment, costing our strained healthcare system hundreds of millions in late-stage treatment and avoidable procedures. Physicians can do in seconds what used to take minutes. The savings add up.

SmartUltrasound™ turns ultrasound from one of medicine's most variable imaging tools into one of its most consistent. In clinical studies, Koios reduces diagnostic variability by 41% and reading time by 24%, while helping physicians detect more cancers at earlier, more treatable stages.


Our AI makes
everyone better.
Sensitivity (avg.) 97-99%
Specificity (avg.) +61%
More cancers found 6%
Biopsies avoided 31%
Reader AUC with SmartUltrasound Breast
15 physicians, various experience levels
American Journal of Roentgenology April 2020
Victoria L. Mango, Mary Sun, Ralph T. Wynn, and Richard Ha
0.8
R1
R2
R3
R4
R5
R6
R7
R8
R9
R10
R11
R12
R13
R14
R15
CONFIDENTIAL


Our AI makes
Sensitivity (avg.) +14%
Variability -41%


everyone faster.
Specificity (avg.)
+37%
Interpretation time
-24%
Reader interpretation time with SmartUltrasound Thyroid
15 physicians, various experience levels
Physicians alone
Physicians + SmartUltrasound
Journal of Digital Imaging August 2023
William Middleton, Edward Grant, Michael Beland, Jonathan Kirch, Ross Filice, Jordi Reverter, Inaki Arguelles, Lev Barinov, Ajit Jairaj
1:30
1:00
:30
Time saved
R1
R2
R3
R4
R5
R6
R7
R8
R9
R10
R11
R12
R13
R14
R15

With Koios, physicians read faster and act sooner. Hospitals gain efficiency with streamlined operations, lower costs, and fewer unnecessary procedures. And patients get answers that can stop cancer before it spreads.

Proven Results

- Unrivaled accuracy
- Clinical efficiency
- Productivity gains
- Payer coverage
- Robust payment rates
- Procedures avoided
- Lives saved

1 - 4+
Minutes Saved Per Case Read

10
Minutes Saved Per Exam

40 - 65%
Claims Covered by Payers

$42 - 500+
Payment Per Claim

30%+
Procedures Avoided, Fewer Missed Cancers (Low Margin)

A *proven leader* in diagnostic AI

With less than $38M+ raised to date from leading VCs and healthcare investment conglomerate Mitsui & Co., Koios is FDA-cleared, patented, and trusted in more than 1,000+ hospitals and clinics across 30+ countries. More than 50% of the 30 top cancer centers in the US depend on Koios DS software.

As adoption accelerates, Koios KPIs are signaling success. Annual recurring revenue has more than tripled over the past three years and is projected to exceed $4 million by the end of 2025. *Future projections are not guaranteed.*

Growth is driven by resource shortages, growing awareness of AI, robust clinical evidence, and all combined with insurance reimbursement. Subscription renewals over 95% and expanding

hospital installations with patient analyses performed up 300%+ year-over-year.


Profitability
projected 2025
365% YoY growth • 3× annual recurring revenue growth

Forward-looking projections are not guaranteed.

Partnerships with two of the world's largest medical imaging companies, GE Healthcare and Philips, have resulted in Koios' technology being built directly into ultrasound scanners, third-party software, and distributed globally.

These integrations unlock access to tens of thousands of physicians working in hospitals and clinics. Koios can reach nearly any institution and clinician in the world through the partnerships created with these incumbent global leaders.

In the U.S., partnerships with Optum, a leading healthcare services organization, and SimonMed Imaging, one of the largest outpatient imaging networks, expand access across major health system providers and payers.

In partnership with

GE HealthCare | PHILIPS | Optum | SimonMed Imaging

Koios' portfolio of over a dozen issued and pending patents protects its core AI algorithms, intellectual property, data pipeline, and integration frameworks, fortifying its competitive moat in the wake of accelerating global adoption.

Trusted by Mayo Clinic, Mount Sinai, Mass General Brigham, & Memorial Sloan Kettering


WORLD'S
BEST
Digital
Health
COMPANIES
2024
WORLD'S BEST
DIGITAL
HEALTH
COMPANIES
2024
Newsweek
statista

Koios's SmartUltrasound™ technology is used by the most respected names in medicine, including Mayo Clinic, Mount Sinai, Mass General Brigham, Yale New Haven Health, Memorial Sloan Kettering, among other leading cancer centers.

It is deployed in more than half of the US News top 30 cancer hospitals in the U.S., making it one of the most widely adopted AI platforms in medical imaging.

Forward-thinking organizations around the world are discovering the value of SmartUltrasound™

BEST HOSPITALS U.S.News & WORLD REPORT RANKINGS

16 of the top 30
"Best Hospitals for Cancer"

Mount Sinai	Sutter Health	Mass General Brigham	ACIBADEM
IAF	Penn Medicine	Cleveland Clinic	Memorial Sloan Kettering Cancer Center
Yale NewHaven Health	MedStar Georgetown University Hospital	SaludDigna	UPMC
LIBERTY HOSPITAL	Hospital Universitario Ramón y Cajal	The University of Texas MD Anderson Cancer Center	Dexeus mujer
SimonMed Imaging	MAIN STREET RADIOLOGY	د سليمان الحبيب DR SULAIMAN AL HABIB medical group	

ROYALE HAYAT HOSPITAL

MAYO CLINIC | UNIVERSITY RADIOLOGY | Atrius Health Part of Optum | 3R

Our AI software performance has been tested and validated in 19 peer-reviewed clinical studies, with top radiologists calling Koios their "second set of eyes" in the fight against missed cancers.

Proven Clinically

Validated. Then validated again. And again.

18
Peer-reviewed retrospective studies

40+
Posters and abstracts

70*
Validation studies



"Having evaluated the majority of radiology AI solutions on the market, I can confidently say Koios SmartUltrasound has emerged as a leader and role model for others. Excellent use cases combined with a compelling value proposition and an outstanding team.

Dr. Shah Islam
University College London Hospital NHS (England)

Led by *pioneers* in radiology, healthcare IT, & related fields

Koios is led by a seasoned team of healthcare innovators and engineers with decades of experience across radiology, medical AI, and imaging software. Our leaders have built and scaled technologies from concept to global adoption, used by GE Healthcare, Philips, Mount Sinai, Optum, Memorial Sloan Kettering, and even the U.S. Department of Defense.

Management team



Chad McClennan
President & CEO



Graham Anderson
Chief Financial Officer



Jonathan Robinson
VP Product Management



Omar Partida
Chief Development Officer

Chad McClennan

- Previously co-founded and ran healthcare patient outcomes tracking software company (MS&A) sold to Stryker.
- Founder & CEO The Customer Group. Advisor to CMS, Humana, life sciences and technology companies.
- BusinessWeek Innovation of the Year Award winner (Humana). Northwestern Kellogg MBA,
- Middlebury College. Second generation Radiology.

Graham Anderson

- Advisor, Green Circle Capital Investment Committee, Visionary Future AI Venture Studio, Advisor, Aeroslare Corp. (MedTech Laser Manufacturer); Advisor, Henkel Ventures; GP, EuclidSR Partners (HealthTech VC).
- Past President NY Venture Capital Association.
- Board member of several private and public companies.
- CFA® Charterholder.
- Yale Law School JD, Yale College.

Jonathan Robinson

- Former Product Executive, Interleaved Medical Systems.
- Over 20 years of imaging system development and product management delivering solutions globally.
- Expertise in go-to-market strategy, customer success, and operational scaling.
- Carleton University.

Omar Partida

- Former VP of Strategic & International Development at RadNet Inc.
- Led global initiatives in partnership with the State of Qatar for nationwide cancer screening.
- Founder of SPSI, PET/CT access in Northern Mexico.
- UCSD, Nuclear Medicine.

Co-founding engineers



Lev Barinov, MD PhD
VP Clinical Excellence



Ajit Jairaj
VP Research & Development



Bill Hulbert
VP Software Development

Clinical team



Jo Barnes, RDMS, RVT
Enablement & Engagement Management



Robin Allman, RT, ARRT
E & E, Koios Academy



Peter Graham
VP of Sales

Strategic, Scientific Advisors, Research Partners & Global Community of Koios KOLs

Dr. Wendie Berg Dr. Bill Middleton Dr. Ari Jonisch	Dr. Jack Crowe Dr. Vladimir Necklesa Phillip Lynch, PhD	Dr. Ed Grant Dr. Bruce McClennan Dr. Hugh Harvey	Dr. Shah Islam Dr. Richard Ha Dr. Amy Patel
Dr. Louis Mazzarelli Dr. Laurie Margolies Dr. Flavia Sarquis	Dr. Erkin Aribal Dr. Gerald Lip Dr. Timothy Dyer	Dr. Ross Filice Dr. Nisha Sharma Dr. Kardinah	Dr. Vikki Mango Dr. Daniel Mysler Dr. Nikita Chotai

Leaders from: GE HealthCare | PHILIPS | Mount Sinai | Weill Cornell Medicine | RadNet | University of Pittsburgh | ACR American College of Radiology

Our co-founding engineers began their careers building advanced pattern recognition systems for national defense, technology that could detect faces, weapons, and hidden threats in complex environments.

That same expertise now powers SmartUltrasound™, helping physicians identify cancer earlier and more accurately than ever before. Management brings prior healthcare, IT, and imaging informatics, along with clinical experience specific to ultrasound diagnostics.

A $2+ billion global opportunity *reshaping* how the world diagnoses disease

Ultrasound ranks as one of the most widely used and accessible imaging modalities in medicine, performing more than 400 million exams every year across hospitals, clinics, and private practices.



Global AI Medical Imaging Market (2035)
$14B
Global Ultrasound Market (2028)
$13B


Koios' Addressable Market
(AI for Ultrasound Decision Support)
$2B

The market value of ultrasound is projected to reach $13 billion globally by 2028 as new applications, lower costs, and portable devices expand access worldwide.

At the same time, the medical imaging AI market is projected to exceed $14 billion globally, growing more than 20% annually as hospitals adopt AI solutions to improve accuracy, efficiency, and reimbursement.

SmartUltrasound™ sits squarely at the intersection of these two surging markets. In the U.S. alone, more than 8 million breast and thyroid ultrasound exams each year are eligible for Koios use, representing an estimated $400 million annual revenue opportunity.


In the US alone, 8+ million SmartUltrasound™ Breast & Thyroid eligible exams per year @ $50/exam equates to an estimated potential revenue of $400M annually.
Screening mammograms
Diagnostic follow-ups
Biopsies
False positives
Cancer detection
50M
per year, USA alone
6M
1.6M
>80%
300k

Data above comes from internal studies and research performed by Koios

As insurance reimbursement expands and partnerships with GE Healthcare and Philips accelerate adoption, Koios is positioned to capture meaningful market share in a massive, underpenetrated global category.

Forward-looking projections are not guaranteed.

Built on the same business model as the *best* tech companies in the world

Koios operates a Software-as-a-Service (SaaS) model, generating recurring revenue by selling annual subscriptions to hospitals, health systems, and radiology groups. Pricing scales with usage, from individual physicians and small clinics to full enterprise integrations across hospital networks.

Flexible Subscription Pricing Models

Primarily selling to hospitals, health systems and private radiology & endocrinologist groups based on annual case volume or quantity of physician users or scanners.

ROI often exceeds 400%; payback less than one year.

Annual subscriptions for on-scanner-only to enterprise solutions – fully integrated to scanner, PACS and reporting systems. Pricing supported by reimbursement.

Revenue-sharing, one-time multi-year options available.

Scanner only	Individual and Annual volume	Group	Enterprise
$	$$	$$$	$$$$
$12K/year/scanner	$10K–$25K/year	$25K–$75K/year	> $100K/year
Reimbursement Support	Reimbursement Support	Reimbursement Support	Reimbursement Support

Each SmartUltrasound™ subscription includes reimbursement support, meaning hospitals are paid by insurers for use of Koios software for eligible exams. Reimbursement creates a powerful incentive for adoption and ensures every installation is a recurring revenue stream, generating a nearly immediate return on investment for each Koios customer.

On average, **customers see ROI exceeding 400%** with payback in under one year, making SmartUltrasound™ one of the highest-value investments in diagnostic imaging.

Revenue growth is built on direct sales and distribution partnerships. GE Healthcare, Philips, and a network of distributor partners from Switzerland to Thailand, Israel to Istanbul, SmartUltrasound™ is becoming the global standard for ultrasound +AI.

Koios also offers customers a low-risk, low-cost risk and revenue-sharing pricing model, along with multi-year enterprise contracts to expand scalability across major health systems worldwide rapidly.

Over the past two years, Koios has grown its installed base by nearly 300%. Annual recurring revenue has more than tripled year-over-year since 2023, driven by insurance reimbursement and original equipment manufacturer (OEM) and other strategic partnerships.

Cost controls over the past two years have reduced monthly expenses by over 30%. We have adopted the use of AI internally to improve our own efficiency, which will help accelerate our path to profitability.

We project TCV (total contract value) to exceed $4.5M by the end of 2025, with profitability on the horizon as subscription renewals, enterprise contracts, and reimbursement-based usage compound growth, both domestically and overseas.


Annual Recurring Revenue
$4.0M
(projected)
$1.6M
$0.5M
2023
2024
2025

Forward-looking projections are not guaranteed.

Forward-looking projections are not guaranteed.

Beyond 2025, Koios anticipates continued double-digit annual revenue expansion through its partnerships with GE Healthcare, Philips, Optum, and others, as additional reimbursement codes and global distribution drive adoption.

A future where every ultrasound is powered by *Koios AI*

Our foundation is strong, and the next chapter is all about scale and scope expansion.



FDA clearance → Global partnerships → Expanded AI portfolio
Where we're headed
2025
2026
2027 and beyond
Profitability driven by enterprise renewals, reimbursement growth, and OEM integration with GE Healthcare and Philips.
Expansion beyond breast and thyroid to broader applications of SmartUltrasound™ across other areas of anatomy.
Development of next-generation AI tools to automate diagnostic reporting and expand global accessibility through OEM and cloud-based delivery.

Forward-looking projections are not guaranteed.

The next *great acquisition* in healthcare

Koios sits in the same category as recent billion-dollar imaging AI success stories. Companies like Viz.ai ($1.2B+), Aidoc ($1B+), and HeartFlow ($2.4B) have proven the appetite for clinically validated, diagnostic imaging platforms.


$2.4B
$1.2B
$1B
iz.ai
aidoc
Heartflow
koios

Forward-looking projections are not guaranteed.

Koios' deep integrations with widely used machines from GE Healthcare and Philips — both active acquirers in medical AI — make it highly visible to strategic buyers.

As original equipment manufacturers (OEMs) and other global imaging leaders consolidate their AI ecosystems, Koios' patented SmartUltrasound™ platform represents a turnkey acquisition with an existing global footprint and massive scale potential.

Koios has done what few early-stage AI companies achieve: FDA clearance, insurance coverage, global adoption, and revenue growth. The next phase is growth capital-fueled scaling, and it's already well underway.

Invest in a future where *no cancer* is missed, powered by AI

Koios is on a mission to make confident, accurate diagnosis the global standard of care. Our FDA-cleared SmartUltrasound™ is already trusted in more than 1,000 hospitals and clinics across 30+ countries, including leading institutions like Mount Sinai, Mayo Clinic, and Sloan, and partnered with industry giants GE Healthcare, Philips, and backed by Mitsui & Co.

Together, we can create a world where no cancer is missed, and every diagnosis is made with confidence.

Let’s make certainty the new standard of care. Invest in Koios today.